Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter Ended September 30, 2018 Financial Results

Third Quarter Net Revenues were RMB1.89 Billion Exceeding the High End of the Guidance

Net income attributable to Autohome Inc. increased 59.9% Year-over-Year to RMB681.3 Million

BEIJING, November 12, 2018 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights1

•	Net Revenues in the third quarter of 2018 were RMB1,888.4 million ($275.0 million), exceeding the high end of the Company’s original guidance of RMB1,870.0 million ($272.3 million).

•	Net Income attributable to Autohome Inc. in the third quarter of 2018 was RMB681.3 million ($99.2 million), compared to RMB426.1 million in the corresponding period of 2017.

•	Adjusted net income attributable to Autohome Inc.in the third quarter of 2018 was RMB737.4 million ($107.4 million), compared to RMB475.8 million in the corresponding period of 2017.

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance. The Company has finalized its analysis and the most significant impact is the change of the presentation of value-added tax from gross basis to net basis. The Company adopted this guidance effective January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

To provide investors with meaningful year-over-year comparison, the Company has provided a reconciliation table for the impact of adopting this new revenue guidance for the third quarter of 2018 and corresponding period in 2017, as adjusted, which was related to the change in presentation of value-added tax from gross basis to net basis.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB 6.8680 on September 28, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

	For the three months ended September 30, 2018
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	955,379	(54,078)	901,301
Leads generation services	842,889	(103,619)	739,270
Online marketplace and others	266,434	(18,573)	247,861

Total net revenues	2,064,702	(176,270)	1,888,432

Cost of revenues	(317,890)	102,533	(215,357)

Gross profit	1,746,812	(73,737)	1,673,075

Operating profit	698,201	—	698,201
Net income attributable to Autohome Inc.	681,321	—	681,321

	For the three months ended September 30, 2017
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	792,252	(41,998)	750,254
Leads generation services	700,811	(86,941)	613,870
Online marketplace and others	55,349	(4,810)	50,539

Total net revenues	1,548,412	(133,749)	1,414,663

Cost of revenues	(304,028)	81,682	(222,346)

Gross profit	1,244,384	(52,067)	1,192,317

Operating profit	530,012	—	530,012
Net income attributable to Autohome Inc.	426,080	—	426,080

For the ease of readers, the operational results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

Third Quarter 2018 Operational Highlights

•

Mobile Traffic Leadership Continues: In September 2018, the number of average daily unique visitors who accessed the Company’s mobile websites and primary application combined reached 27.9 million, representing an increase of 48% compared with September 2017, further solidifying the Company’s dominant position in the auto vertical sector in China.

•

Data-driven Professionally Generated Content (PGC) Aggregates Audience Focus: The Company’s automobile content platform continued to be the best-in-class with the number of professional content contributors increasing 28% sequentially. In addition, attributable to popular demand, Autohome has further diversified its content production by expanding to 13 columns, now including automobile culture, automobile-in-use, automobile comparative evaluation, in addition to the original 9 columns existing in the previous quarter of 2018.

•

Augmented Reality Automobile Show in Chengdu Enhances O2O Convergence: The Company again successfully implemented the use of its Augmented Reality Automobile Show (the “AR Auto Show”), for the recent Chengdu 21st International Automobile Exhibition during the period from August 31, 2018 to September 9, 2018. The AR Auto Show attracted 26 branded automakers with over 130 automobile styles on display. This resulted in close to 46 million unique visitors with approximately 90% originating from tier 2 and lower-tier cities. The AR Auto Show generated further traffic of potential consumers with strong demand in lower tier Chinese cities, by surpassing the limitations set by traditional offline shows in terms of physical location and timing. Leveraging this satisfactory experience, Autohome plans to further expand the AR auto shows in other Chinese cities.

Mr. Min Lu, Chairman of the Board of directors and Chief Executive Officer of Autohome, stated, “We had another great quarter with revenue again exceeding our original guidance. With the successful implementation of our “4+1” strategy driving all of our business pillars, we have initiated strategic upgrade in building next generation auto ecosystem with AI, big data and cloud. We plan to continue to deepen our user engagement across our media platform, offer innovative intelligent marketing solutions driven by data technology, expand auto-financing options and partnerships, and accelerate our transaction platform. Given our consistent and repeated success in the past, as well as our leading position in the automotive industry, we remain committed to further strengthen our leadership, enrich our ecosystem, advance our cutting-edge technology, and enhance our competitiveness.”

Mr. Jun Zou, Chief Financial Officer, added, “We are pleased with our progress so far in 2018 as we delivered resilient revenue growth and an even greater increase in net profit despite the softening macro environment for automobile sales in China. This performance was primarily driven by our core business share gains, continued focus on cost control, while ensuring the success of our new initiatives. We look forward to the opportunities ahead for Autohome as we further solidify our position as the automotive industry’s most trusted marketing and technology partner.”

Overview of Key Financial Results for Third Quarter 2018

Key Financial Results

(In RMB Millions except for per share data)	3Q2017	3Q2018	% Change
Net Revenues	1,414.7	1,888.4	33.5%
Net Income attributable to Autohome Inc.	426.1	681.3	59.9%
Adjusted Net Income attributable to Autohome Inc.[2]	475.8	737.4	55.0%
Diluted Earnings Per Share[3]	3.59	5.71	59.1%

Unaudited Third Quarter 2018 Financial Results

Net Revenues

Net revenues in the third quarter of 2018 were RMB1,888.4 million ($275.0 million) compared to RMB1,414.7 million in the corresponding period of 2017.

•

Media services revenues increased 20.1% to RMB901.3 million ($131.2 million) from RMB750.3 million in the corresponding period of 2017. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continued allocating a greater portion of their advertising budgets to Autohome, which provides an increasingly diversified and optimized portfolio of products.

•

Leads generation services revenues increased 20.4% to RMB739.3 million ($107.6 million) from RMB613.9 million in the corresponding period of 2017. The increase was primarily attributable to a 15.9% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•

Online marketplace and others revenues increased 390.4% to RMB247.9 million ($36.1 million) from RMB50.5 million in the corresponding period of 2017. Excluding direct vehicle sales, it would have increased 620.5% compared to the corresponding period of 2017. This increase was primarily attributable to the increased contribution from auto-financing business and data products. Online marketplace and others revenues in the third quarter of 2018 consisted of revenues related to new car and used car marketplace, auto-financing business, data products and others.

Cost of Revenues

Cost of revenues decreased by 3.1% to RMB215.4 million ($31.4 million) from RMB222.3 million in the corresponding period of 2017. Excluding the cost of direct vehicle sales, cost of revenues would have increased 4.1% compared to the corresponding period of 2017. In addition, cost of revenues included share-based compensation expenses of RMB4.3 million ($0.6 million) during the third quarter of 2018, compared to RMB3.9 million for the corresponding period of 2017.

[2]

Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]	Each ordinary share equals one ADS.

Operating Expenses

Operating expenses were RMB1, 074.0 million ($156.4 million) in the third quarter of 2018, compared to RMB717.2 million in the corresponding period of 2017. The increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continues to reinvest in future growth opportunities.

•

Sales and marketing expenses were RMB676.5 million ($98.5 million) in the third quarter of 2018, compared to RMB422.3 million in the corresponding period of 2017. The increase was primarily attributable to an increase in offline execution and branding expenses. Sales and marketing expenses for the third quarter of 2018 included share-based compensation expenses of RMB18.0 million ($2.6 million), compared to RMB11.6 million in the corresponding period of 2017.

•

General and administrative expenses were RMB100.3 million ($14.6 million) in the third quarter of 2018, compared to RMB87.4 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the third quarter of 2018 included share-based compensation expenses of RMB12.8 million ($1.9 million), compared to RMB25.1 million in the corresponding period of 2017.

•

Product development expenses were RMB297.3 million ($43.3 million) in the third quarter of 2018, compared to RMB207.5 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits and increased investment in research and development activities. Product development expenses for the third quarter of 2018 included share-based compensation expenses of RMB19.9 million ($2.9 million), compared to RMB8.0 million in the corresponding period of 2017.

Operating Profit

Operating profit increased 31.7% to RMB698.2 million ($101.7 million) from RMB530.0 million in the corresponding period of 2017.

Income tax expense

Income tax expense decreased 9.2% to RMB150.7 million ($21.9 million) in the third quarter of 2018, from RMB166.0 million in the corresponding period of 2017, primarily attributable to withholding tax liability associated with special cash dividend in the corresponding period of 2017, partially offset by an increase in taxable income.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 59.9% to RMB681.3 million ($99.2 million) from RMB426.1 million in the corresponding period of 2017. Basic and diluted earnings per share/per ADS (“EPS”) were RMB5.78 ($0.84) and RMB5.71 ($0.83), respectively, compared to basic and diluted EPS of RMB3.65 and RMB3.59, respectively, in the corresponding period of 2017.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 55.0% to RMB737.4 million ($107.4 million) from RMB475.8 million in the corresponding period of 2017. Non-GAAP basic and diluted EPS were RMB6.26 ($0.91) and RMB6.18 ($0.90), respectively, compared to non-GAAP basic and diluted EPS of RMB4.07 and RMB4.01, respectively, in the corresponding period of 2017.

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had cash and cash equivalents and short-term investments of RMB8,345.9 million ($1,215.2 million). Net cash provided by operating activities in the third quarter of 2018 was RMB641.3 million ($93.4 million), compared to RMB548.3 million in the corresponding period of 2017.

Employees

The Company had 4,179 employees as of September 30, 2018.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,110 million ($307.2 million) to RMB2,130 million ($310.1 million) in the fourth quarter of fiscal year 2018, representing a 31.6% to 32.8% year-over-year increase. If excluding direct vehicle sales, this represents a 32.0% to 33.3% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Starting on January 1, 2018, Autohome adopted a new revenue recognition accounting standard ASC 606. Under ASC 606, the most significant impact on Autohome will be the change of presentation of value-added tax from gross basis to net basis. The above guidance reflects revenues net of value-added tax under the new revenue recognition standard. If presented on gross basis including value-added tax, the same basis as that for the year 2017, net revenues are expected to be between RMB2,310 million ($336.3 million) to RMB2,330 million ($339.3 million) in the fourth quarter of fiscal year 2018.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Monday, November 12, 2018 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States: Hong Kong: China Domestic: United Kingdom: International: Passcode:	+1-855-824-5644 +852-3027-6500 8009-880-563 0800-026-1542 +1 646-722-4977 18906071#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 18, 2018:

United States: International: Passcode:	+1-646-982-0473 +61-2-8325-2405 319303147#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Joyce Tang

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS4

(Amount in thousands, except per share data)

	For three months ended September 30,
	2017	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	792,252	901,301	131,232
Leads generation services	700,811	739,270	107,640
Online marketplace	55,349	247,861	36,089

Total net revenues	1,548,412	1,888,432	274,961

Cost of revenues	(304,028)	(215,357)	(31,357)

Gross profit	1,244,384	1,673,075	243,604

Operating expenses:
Sales and marketing expenses	(422,334)	(676,509)	(98,502)
General and administrative expenses	(87,438)	(100,269)	(14,599)
Product development expenses	(207,450)	(297,259)	(43,282)

Total operating expenses	(717,222)	(1,074,037)	(156,383)

Other income, net	2,850	99,163	14,438

Operating profit	530,012	698,201	101,659

Interest income	61,512	102,132	14,871
Income/(loss) from equity method investments	(481)	30,419	4,429

Income before income taxes	591,043	830,752	120,959

Income tax expense	(165,974)	(150,702)	(21,943)

Net income	425,069	680,050	99,016

Net loss attributable to noncontrolling interests	1,011	1,271	185
Net income attributable to Autohome Inc.	426,080	681,321	99,201
Earnings per share for ordinary shares
Basic	3.65	5.78	0.84
Diluted	3.59	5.71	0.83

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	116,784,140	117,835,866	117,835,866
Diluted	118,668,278	119,245,283	119,245,283

[4]

The operating results for the three months ended September 30, 2017 have not been restated and were presented on a gross basis with the net revenues and cost of revenues including value-added tax, while those for the three months ended September 30, 2018 were presented on net basis, with the net revenues and cost of revenues excluding value-added tax.

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2017	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	426,080	681,321	99,201
Plus: income tax expense	165,974	150,702	21,943
Plus: depreciation of property and equipment	20,707	22,538	3,282
Plus: amortization of intangible assets	1,730	2,904	423

EBITDA	614,491	857,465	124,849

Plus: share-based compensation expenses	48,602	54,956	8,002

Adjusted EBITDA	663,093	912,421	132,851

Net income attributable to Autohome Inc.	426,080	681,321	99,201
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	166
Plus: share-based compensation expenses	48,602	54,956	8,002

Adjusted Net Income attributable to Autohome Inc.	475,821	737,416	107,369

Non-GAAP Earnings per share for ordinary shares
Basic	4.07	6.26	0.91
Diluted	4.01	6.18	0.90

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	116,784,140	117,835,866	117,835,866
Diluted	118,668,278	119,245,283	119,245,283

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	911,588	483,106	70,342
Short-term investments	7,242,636	7,862,744	1,144,838
Accounts and notes receivable, net	1,893,737	2,330,751	339,364
Amounts due from related parties, current	24,502	16,987	2,473
Prepaid expenses and other current assets	186,123	366,408	53,350

Total current assets	10,258,586	11,059,996	1,610,367

Non-current assets
Restricted cash, non-current	—	5,000	728
Property and equipment, net	130,322	156,024	22,718
Goodwill and intangible assets, net	1,555,201	1,546,490	225,173
Long-term investments	147,929	72,492	10,555
Deferred tax assets	174,620	139,562	20,321
Other non-current assets	28,317	736,213	107,193

Total non-current assets	2,036,389	2,655,781	386,688

Total assets	12,294,975	13,715,777	1,997,055

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	1,658,934	2,061,263	300,126
Advance from customers	70,454	65,146	9,485
Deferred revenue	1,409,485	722,413	105,185
Income tax payable	144,379	292,179	42,542
Amounts due to related parties	10,285	66,073	9,620
Dividends payable	595,779	—	—

Total current liabilities	3,889,316	3,207,074	466,958

Non-current liabilities
Other liabilities	32,122	32,122	4,677
Deferred tax liabilities	438,251	450,785	65,636

Total non-current liabilities	470,373	482,907	70,313

Total liabilities	4,359,689	3,689,981	537,271

Equity
Total Autohome Inc. Shareholders’ equity	7,951,637	10,047,023	1,462,875
Noncontrolling interests	(16,351)	(21,227)	(3,091)

Total equity	7,935,286	10,025,796	1,459,784

Total liabilities and equity	12,294,975	13,715,777	1,997,055